Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated February 13, 2015 in connection with their beneficial ownership of Del Frisco’s Resturant Group, Inc. Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Martha Skinner
Martha Skinner

       Director – Financial Reporting – Accounting and Administration Services

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson
Amy Johnson
COO and Managing Director